Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: September 8, 2016

Pampa Energía S.A. announces price adjustment for cash tender offer for Class B shares of Petrobras Argentina S.A.

On September 7, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Exchange Market (Mercado de Valores de Buenos Aires) related to a price adjustment for the cash tender offer for all of the Class B shares of Petrobras Argentina S.A. An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4809‑9500 or atinvestor@pampaenergia.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Buenos Aires, September 7, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Event.  Mandatory Cash Tender Offer and Public Offering for the Voluntary Exchange of Shares – Price Adjustment.

Dear Sirs:

I write to the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) in connection with the relevant events published on May 20, 2016 and July 27, 2016 and the announcement for the Offer published on the same date (the ‘Announcement’ ). To that regard, it is informed that on the date hereof, the Board of Directors of the Company decided, to accelerate and facilitate the procedure with the regulatory body and to move forward in a swift way that will benefit both the shareholders of Petrobras Argentina S.A. and the shareholders of the Company, to increase the price to be offered in the Mandatory Cash Tender Offer to be made for the shares of Petrobras Argentina S.A.

Therefore, and subject to the approval of the regulatory body, Pampa will offer the shareholders of Petrobras Argentina S.A. a price per share equivalent to US$0.6825 that, converted into Argentine Pesos at the official exchange rate of the closing of the transaction, amounts to AR$10.3735.

Sincerely,

María Agustina Montes

Responsible of Market Relations